Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Exhibit 99.1

The following is a summary of the Group’s investment properties as of June 30, 2019 prepared in accordance with SEC Regulation S-X 12-28 (all amounts in millions, except otherwise indicated):

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Rental properties

Operations Center in Argentina
Abasto Shopping	-	133	3,683	162	133	3,845	3,978	2	1,353	5,333	Nov-98	Jul-94
Alto Palermo Shopping	-	119	5,485	334	119	5,819	5,938	3	83	6,024	Oct-90	Nov-97
Alto Avellaneda	-	237	2,402	525	237	2,927	3,164	1	328	3,493	Oct-95	Dec-1997
Alcorta Shopping	-	143	1,820	460	143	2,280	2,423	1	754	3,178	Jun-92	Jun-97
Alto Noa	-	5	630	91	5	721	726	-	19	745	Sep-94	Mar-95
Buenos Aires Design	-	-	100	-	-	100	100	-	(100)	-	Nov-93	Nov-97
Patio Bullrich	-	115	1,986	204	115	2,190	2,305	1	(713)	1,593	Sep-88	Oct-98
Alto Rosario	-	516	263	585	516	848	1,364	4	1,415	2,783	Nov-04	Nov-04
Mendoza Plaza	-	144	1,035	579	144	1,614	1,758	8	(438)	1,328	Jun-94	Dec-1994
Dot Baires Shopping	-	440	391	3,022	440	3,413	3,853	4	756	4,613	May-09	Nov-06
Córdoba Shopping	Antichresis	53	862	168	53	1,030	1,083	-	(164)	919	Mar-90	Dec-2006
Distrito Arcos	-	-	-	1,472	-	1,472	1,472	-	(350)	1,122	-	Nov-09
Alto Comahue	-	36	128	1,613	36	1,741	1,777	-	(616)	1,161	-	May-06
Patio Olmos	-	108	201	1	108	202	310	1	97	408	May-95	Sep-07
Soleil Premium Outlet	-	116	391	306	116	697	813	1	610	1,424	-	Jul-10
Dot building	-	100	32	1,316	100	1,348	1,448	7	402	1,857	Sep-10	Nov-06
Bouchard 710	-	901	740	39	901	779	1,680	3	1,089	2,772	-	Jun-05
Bouchard 551	-	52	40	41	52	81	133	-	10	143	-	Mar-07
BankBoston tower	-	833	627	2	833	629	1,462	3	1,495	2,960	-	Aug-2007
República building	-	1,111	913	4	1,111	917	2,028	1	1,896	3,925	-	Apr-2008
Phillips building	-	-	945	-	-	945	945	-	257	1,202	-	Jun-17
Zetta building	-	300	-	2,193	300	2,193	2,493	100	2,791	5,384	-	Dec -14
Others	-	164	644	261	164	905	1,069	-	772	1,841	N/A	N/A

Operations Center in Israel
Tivoli	-	233	2,926	1,871	233	4,797	5,030	-	4,077	9,107	Apr-11	Oct-15
Kiryat Ono Mall	-	610	1,137	261	610	1,398	2,008	-	3,959	5,967	Nov-07	Oct-15
Shopping Center Modi’in A	Mortgage	347	450	63	347	513	860	-	1,849	2,709	Aug-05	Oct-15
HSBC	Mortgage	8,950	3,323	394	8,950	3,717	12,667	-	27,112	39,779	1927-1984	Oct-15
Matam park - Haifa	Mortgage	1,017	4,974	950	1,017	5,924	6,941	-	14,563	21,504	1979-2015	Oct-15
Holon	-	313	236	670	313	906	1,219	-	1,833	3,052	-	Oct-15
Herzeliya North	-	1,470	3,397	67	1,470	3,464	4,934	-	9,762	14,696	1996-2015	Oct-15
Gav-Yam Center - Herzeliya	Mortgage	1,164	1,271	118	1,164	1,389	2,553	-	5,646	8,199	1997-2006	Oct-15
Neyar Hadera Modi’in	-	290	484	99	290	583	873	-	1,628	2,501	-	Oct-15
Gav yam park - Beer Sheva	Mortgage	53	783	487	53	1,270	1,323	-	2,626	3,949	-	Oct-15
Ispro planet -BeerSheva - Phase 2	-	237	1,293	221	237	1,514	1,751	-	1,328	3,079	-	Oct-15
Haifa Bay	-	455	869	23	455	892	1,347	-	238	1,585	-	Oct-2015
TOHA	-	897	432	2,717	897	3,149	4,046	-	2,923	6,969	-	Oct-2015
Rehovot	-	240	1,101	735	240	1,836	2,076	-	769	2,845	-	Oct-2015
Others	3480	2,258	5,342	121	2,258	5,463	7,721	-	16,683	24,404	N/A	N/A

Total rental properties		24,160	51,336	22,175	24,160	73,511	97,671	140	106,742	204,553

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Undeveloped parcels of land

Operations Center in Argentina
Building annexed to Dot	-	463	-	-	463	-	463	-	1,263	1,726	-	Nov-06
Luján plot of land	-	235	-	25	235	25	260	-	186	446	-	May-12
Caballito – Ferro	-	509	36	211	509	247	756	-	801	1,557	-	Nov-97
Santa María del Plata	-	2,174	570	-	2,174	570	2,744	-	5,917	8,661	-	Jul-97
La Plata plot of land	-	261	-	-	261	-	261	-	162	423	-	Mar-18
Intercontinental tower B	-	233	9	-	233	9	242	-	231	473	-	-
Others	-	82	18	312	82	330	412	-	878	1,290	-	-

Operations Center in Israel
Tivoli	-	523	-	6	523	6	529	-	856	1,385	Apr-11	Oct-15
Others	-	1,075	63	57	1,075	120	1,195	-	2,791	3,986	N/A	Oct-15

Total undeveloped parcels of land		5,555	696	611	5,555	1,307	6,862	-	13,085	19,947

Properties under development

Operations Center in Argentina
PH Office Park	-	-	-	104	-	104	104	2	-	106	in progress	-
Building annexed to Alto Palermo Shopping	-	392	-	222	392	222	614	-	(56)	558	in progress	-
EH UTE	-	-	-	74	-	74	74	-	74	148	in progress	-
Catalinas Norte	-	945	-	2,131	945	2,131	3,076	110	456	3,642	in progress	Dec-1999
Others	-	-	-	194	-	194	194	-	(12)	182	N/A	N/A

Operations Center in Israel
Tivoli	-	50	709	291	50	1,000	1,050	-	(179)	871	in progress	Oct-15
Ispro Planet – Beer Sheva – Phase 2	-	65	68	12	65	80	145	-	236	381	in progress	Oct-15
Others	-	325	221	1,262	325	1,483	1,808	-	365	2,173	in progress	Oct-15

Total properties under development		1,777	998	4,290	1,777	5,288	7,065	112	884	8,061
Total		31,492	53,030	27,076	31,492	80,106	111,598	252	120,711	232,561

(i) The breakdown of investment properties as of June 30, 2019 not includes leased farmlands for the amount of Ps. 1,842.

(1) Properties located in Argentina.
(2) Properties located in United States of America.
(3) Properties located in Israel.